Via Facsimile and U.S. Mail
Mail Stop 4720

September 30, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Schedule 14A filed April 13, 2009
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
B. Financial Guaranty (Risk in Force/Net Par Outstanding), page 25

1. In each instance where you disclose the net par outstanding, please revise your disclosure to quantify the related derivative liability or loss reserve recorded.

VI. Customers
A. Mortgage Insurance (Customers), page 50

2. You disclose that your mortgage insurance business depends to a significant degree
    on a small number of lending customers and that your largest single mortgage
    insurance customer, measured by primary new insurance written, accounted for
    20.5% of new insurance written during 2008, compared to 19.4% in 2007 and 18.6%
    in 2006. Please revise your disclosure to name this customer. See Item 101(c)(vii) of
    Regulation S-K. Alternatively, please provide us with a detailed analysis which
    supports your apparent conclusion that you are not required to name this customer.

Notes to the Consolidated Financial Statements
Note 14. Income Taxes, page 237

3. Please refer to your reconciliation of unrecognized tax benefits. Revise your
    disclosure to explain the increase in the unrecognized tax benefit for tax positions
    related to prior years of $42.7 million.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to the Consolidated Financial Statements
Note 10. Financial Guaranty Insurance Contracts, page 31

4. Please refer to your tabular disclosure on page 33.   Please disclose what "Gross
    potential recoveries" represents and why it is appropriate to reduce the financial
    guaranty claim liabilities by this amount.

Critical Accounting Policies
Reserve for Losses, page 82

5. Please revise to quantify the amount by which your mortgage insurance loss and LAE
    reserves and outstanding risk in force have been reduced for each period due to your
    assumptions regarding expected rescissions and denials. Also, please revise to
    quantify any other material effects on the financial statements for each period
    presented, and describe the extent to which you have had to reassume the risk and
    reestablish loss reserves where you had previously assumed rescission or denial.

Schedule 14A filed April 13, 2009

<u>Compensation of Executive Officers and Directors</u>
<u>Compensation Discussion and Analysis</u>
<u>III.   Compensation Process and Oversight</u>
<u>C. Benchmarking, page 37</u>

6. You disclose that you have three benchmarking groups. For your financial services
    group and general industry group you disclose that the group consists of
    approximately 150 organizations in your independent compensation consultant's
    Financial Services Executive Compensation Database and approximately 820
    organizations across a range of industries that participate in your independent
    compensation consultant's Executive Compensation Database, respectively. If you
    used either database in its entirety, please revise to clarify. If you did not use the
    databases in their entirety, please revise to provide the specific selection criteria used
    in the database to select the companies in each group or, if no specific selection
    criteria can be used in the database to re-create the list, please revise to provide the
    names of the organizations in each group.

<u>IV.   Primary Components of Compensation</u>
<u>B. Short-Term Incentive Plan</u>
<u>Short-Term Incentive Analysis, page 42</u>

7. You disclose that you established various corporate performance objectives, business
    unit/departmental performance objectives and personal key initiatives for each of
    your named executive officers in connection with their respective short-term
    incentive award. It does not appear, however, that you discuss whether each
    objective and initiative was met and how the level of achievement affected the actual
    bonuses paid. Please confirm that in your 2010 proxy statement you will include a
    discussion of the level of achievement of these objectives and initiatives and how the
    level of achievement affects the actual bonuses paid.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant